Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-207239

AMERICAN EXPRESS COMPANY
$400,000,000
FLOATING RATE NOTES DUE FEBRUARY 27, 2023

Terms and Conditions

Issuer:	American Express Company

Expected Ratings(1):	A3/BBB+/A (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Ranking:	Senior unsecured

Trade Date:	February 22, 2018

Settlement Date:

February 27, 2018 (T+3 days). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof will be required, because the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Notes on the date hereof, you should consult your own advisors.

Maturity Date:	February 27, 2023

Par Amount:	$400,000,000

Day Count:	Actual / 360

Base Rate:	Three-Month LIBOR (Reuters)

Spread:	+65 bps

Public Offering Price:	100.000%

Underwriters’ Commission:	0.350%

Net Proceeds to American Express:	$398,600,000 (before expenses)

Interest Payment Dates and Interest Reset Dates:

Interest on the notes is payable on February 27, May 27, August 27, and November 27 of each year, beginning May 27, 2018.

If any Interest Payment Date (other than the maturity date) is not a Business Day, then such Interest Payment Date will be postponed to the next succeeding Business Day unless that Business Day is in the next succeeding calendar month, in which case the Interest Payment Date will be the immediately preceding Business Day.

Interest Periods:

Quarterly. The initial period will be the period from, and including the Settlement Date to, but excluding May 27, 2018, the initial Interest Payment Date. The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable.

Interest Determination Dates:	Second London banking day prior to applicable Interest Reset Date

Redemption:

American Express Company may redeem the notes, in whole or in part, on or after the date that is 31 days prior to the Maturity Date at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to the date fixed for redemption. The notes may be redeemed prior to the date that is 31 days prior to the maturity date if certain events occur involving United States taxation.

Listing:	The notes will not be listed on any exchange.

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	025816BT5

ISIN:	US025816BT56

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC

Co-Managers:	Lloyds Securities Inc. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. Standard Chartered Bank TD Securities (USA) LLC

Junior Co-Managers:	Mischler Financial Group, Inc. The Williams Capital Group, L.P.

(1)  An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The rating of the notes should be evaluated independently from similar ratings of other securities.  A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The issuer has filed a registration statement (including a base prospectus dated October 2, 2015) and a preliminary prospectus supplement, dated February 22, 2018, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Credit Suisse Securities (USA) LLC at 1-800-221-1037, or Goldman Sachs & Co. LLC at 1-866-471-2526.